Ironclad Performance Wear Corp.

1920 Hutton Court, Suite 300

Farmers Branch, TX 75234

August 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549-3561

Re:	Ironclad Performance Wear Corp.
Responses to Staff Comments of August 26, 2014 with respect to:
Item 4.01 on Form 8-K
Filed August 21, 2014
File No. 000-51365

Ladies and Gentlemen:

We are writing to respond to the comment letter dated August 26, 2014 (the “Letter”) from the staff of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) regarding our Current Report on Form 8-K filed on August 21, 2014 (the “8-K”).

We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. To assist in your review, we have typed the text of the Staff’s comment in advance of our response below.

1.	Please amend your Form 8-K to clearly disclose the date on which you engaged BDO USA, LLP (BDO). Please refer to Item 304(a)(2) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is in the process of complying with BDO’s standard client acceptance procedures and intends to file a separate Current Report on Form 8-K upon the completion of such procedures. The Company has revised its disclosure to indicate such intention.

2.	You state that in connection with the audits of your financial statements for the fiscal years ended December 31, 2013 and 2012 and in the subsequent interim period through June 30, 2014, there have been no disagreements with EFP Rotenberg, LLP (EFP Rotenberg) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EFP Rotenberg would have caused them to make reference thereto in their report on the financial statements. We note that EFP Rotenberg resigned effective on August 15, 2014. Please amend your Form 8-K to disclose, if true, that there were no disagreements with EFP Rotenberg during your two most recent fiscal years ended December 31, 2013 and 2012 during the subsequent interim period through August 15, 2014, the date of EFP Rotenberg’s resignation. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised its disclosure accordingly.

3.	We note your disclosure that during the two fiscal years ended December 31, 2013 and 2012 or in the subsequent period through June 30, 2014 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the two most recent fiscal years ended December 31, 2013 and 2012 and the subsequent interim period through August 15, 2014, the date of EFP Rotenberg’s resignation.

Response:	In response to the Staff’s comment, the Company has revised its disclosure accordingly.

4.	Please file an updated Exhibit 16 letter with your amended Form 8-K.

Response:	In response to the Staff’s comment, the Company has filed an updated Exhibit 16 letter with the amended Form 8-K.

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (972-996-5664 ext. 130; bill.aisenberg@ironclad.com), or our outside counsel, Louis A. Wharton, of Stubbs Alderton & Markiles, LLP (818-444-4509; lwharton@stubbsalderton.com).

Regards,

/s/ William M. Aisenberg

William M. Aisenberg
Executive Vice President & Chief Financial Officer